Filed by Lennar Corporation

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Lennar Corporation

Commission File No.: 1-11749

[The following letter was sent to GAMCO Investors, Inc. on October 21, 2025]

October 21, 2025

Peter D. Goldstein

General Counsel

GAMCO Investors, Inc.

191 Mason Street

Greenwich, CT 06830

Dear Mr. Goldstein:

The Board of Directors of Lennar Corporation received your letter dated October 10, 2025, regarding Lennar’s offer to exchange up to an aggregate of 33,298,784 shares of Class A common stock of Millrose Properties, Inc. owned by Lennar for outstanding Class A shares of Lennar.

Lennar’s Board and management team carefully considered the structure of the exchange offer, including whether to include Lennar Class B stockholders as participants. As you might imagine, other Class B stockholders were similarly interested in participating in a possible exchange offer. However, after thorough consideration, the Board and management concluded that including Class B stockholders would introduce complexities that could compromise the business objectives and timely execution of the offer.

In reaching this decision, the Board and management considered the following three issues, among others:

First, under Lennar’s current Restated Certificate of Incorporation (as amended), Class B stockholders are not permitted to convert their shares to Class A common stock without a further amendment. Implementing such an amendment would require stockholder approval, which cannot be accomplished within the timing constraints of the transaction.

5505 Waterford District Drive · Miami, Florida 33126 · (305) 229-6400

Second, as I trust you are aware, Lennar’s Class B common stock has historically traded at a discount from the price of Lennar’s Class A common stock – currently, approximately 6 percent. Because the exchange ratio for the Millrose Class A common stock will be based upon the relative trading prices of Millrose Class A stock and Lennar Class A stock during a three-trading day period shortly before the offer’s expiration, offering Class B stockholders a comparable exchange would require a different exchange ratio. That would, in effect, put two competing exchange offers into the market at the same time, making it the first stock-for-stock exchange (to Lennar’s knowledge) open to more than one class of equity at two different exchange ratios. Lennar and its financial advisors felt this would create unacceptable complexity and risk to timely execution of the transaction.

Third, Lennar’s Restated Certificate of Incorporation (as amended) requires that the number of outstanding Class B shares must be at least 10 percent of the combined total of Class A and Class B shares in order to remain outstanding. Allowing holders of Lennar Class B common stock to tender in the exchange offer would result in: (a) a reduction in the outstanding Class B that would further diminish the already limited float available for trading, and (b) an increase in the risk of triggering an automatic conversion of all outstanding Class B shares into Class A shares.

Additionally, at this stage, any attempt to revise the scope of the exchange offer would significantly disrupt the transaction’s timeline, which is designed to take advantage of market conditions that may not persist.

Lennar values the engagement of all its stockholders and remains committed to maintaining an open dialogue. The structure and timing of the exchange offer reflect a good faith, informed decision by the Board to serve the best interests of the Company and all Lennar stockholders. Given the relationship between the Class A and Class B common stock, any benefits realized by holders of Class A shares as a result of this cashless share buyback of Lennar Class A common stock are expected to be reflected proportionately across the broader stockholder base. We appreciate your inquiry and welcome continued discussion as we move forward.

Sincerely,

Katherine Lee Martin

Chief Legal Officer and Corporate Secretary

***

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the offer by Lennar Corporation (“Lennar”) to exchange up to an aggregate of 33,298,764 shares of Class A common stock of Millrose Properties, Inc. (“Millrose”), par value $0.01 per share, for outstanding shares of Class A common stock of Lennar, par value $0.10 per share (“Lennar Class A Common Stock”) (the “Exchange Offer”). Millrose has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (Registration No. 333-290810) (the “Registration Statement”) that includes the prospectus, dated October 10, 2025 (the “Prospectus”). The Exchange Offer is made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Lennar, Millrose and related matters, and Lennar will deliver the Prospectus to holders of Lennar Class A Common Stock. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lennar, Millrose or any of their respective directors or officers or the dealer managers appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer.

Lennar has filed with the SEC a Tender Offer Statement on Schedule TO (Registration No. 005-49015) (the “Schedule TO”), which contains important information about the Exchange Offer.

Holders of Lennar Class A Common Stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Lennar and Millrose file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Lennar Class A Common Stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.envisionreports.com/lennarexchange.

Lennar has retained Georgeson LLC as the information agent for the Exchange Offer. To obtain copies of the Prospectus and related documents, or for questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at +1 (888) 624-7035 (toll-free for stockholders, banks and brokers) or +1 (218) 209-2908 (all others outside the United States and Canada).

Contact:

Ian Frazer

Investor Relations

Lennar Corporation

(305) 485-4129